Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 19, 2010 (except for Note 19, as to which the date is May 10, 2010 and for Note 20, as to which the date is October 1, 2010 and for Note 16, as to which the date is November 17, 2010), with respect to the consolidated financial statements of DriveTime Automotive Group, Inc. and subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Phoenix, Arizona

November 17, 2010